Melissa Gilmore

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re: PunchFlix, Inc.

Request to Withdraw Registration Statement of Form 1-A

Filed October 10, 2018

File No. 024-10916

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, PunchFlix, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 1-A (File No. 024-10916), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned Joseph Collins the Registrant, at

(909) 486-4742 with any questions with regard to this matter.

Very truly yours,

/s/ Joseph Collins

Joseph Collins

Chief Executive Officer